EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
 COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Years Ended December 31,
(Dollars in Millions)	March 31, 2017	2016	2015	2014	2013	2012
Earnings:
Net income	$59	$197	$214	$353	$446	$339
Income tax provision (benefit)	7	15	38	(35)	(96)	(51)
Interest expense including interest expense to affiliates	106	341	360	502	597	749
Total earnings	$172	$553	$612	$820	$947	$1,037
Fixed charges ― Interest expense including interest expense to affiliates	$106	$341	$360	$502	$597	$749
Ratio of earnings to fixed charges	1.62	1.62	1.70	1.63	1.59	1.38

Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes as Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income and Retained Earnings.